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February 9, 2012
VIA EDGAR [CORRESPONDENCE FILING]
Mr. Edward P. Bartz
Staff Attorney
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kayne Anderson MLP Investment Company
Registration Statement on Form N-2 (File Nos. 333-177550 and 811-21593)
Amendment No. 2
Dear Mr. Bartz:
     Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of our client, Kayne Anderson MLP Investment Company (the “Fund”), is Amendment No. 2 (“Amendment No. 2”) to the Fund’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 26, 2011 (the “Initial Registration Statement”). Amendment No. 2 is marked to show changes from Pre-Effective Amendment No. 1 to the Initial Registration Statement. The Initial Registration Statement, as amended by Amendments No. 1 and 2 and all future amendments, is referred to herein as the “Registration Statement.”
     Amendment No. 2 is being filed primarily to include the Registrant’s audited financial statements for its recently completed fiscal year ended November 30, 2011 and to make corresponding number changes throughout the Registration Statement.

     The Fund respectfully requests the Staff’s assistance in completing its review of Amendment No. 2 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 2 to the undersigned at (714) 668-6210 or David A. Hearth at (415) 856-7007.
Very truly yours,
/s/ JOHN F. DELLA GROTTA
John F. Della Grotta
of PAUL HASTINGS LLP

cc:	Mr. John M. Ganley, Senior Counsel, U.S. Securities and Exchange Commission (w/enclosures)

Kevin S. McCarthy, Kayne Anderson (w/enclosures) David S. Shladovsky, Esq., Kayne Anderson (w/ enclosures) David A. Hearth, Esq., Paul Hastings LLP (w/enclosures)